Exhibit 99.1

CYBIN INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

June 30, 2021

(Unaudited)

TO OUR SHAREHOLDERS

The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. (“Cybin”) have been prepared by and are the responsibility of Cybin’s management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB’’). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards (“IFRS’’) for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2021, which are available on SEDAR at www.sedar.com

CYBIN INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts expressed in thousands of Canadian dollars)

(Unaudited)

As at	Notes	June 30, 2021	March 31, 2021
ASSETS
Current
Cash and cash equivalents	3	55,075	64,026
Accounts receivable		1,675	1,329
Prepaid expenses		820	1,129

Total Current Assets		57,570	66,484

Non-current
Investments	4	250	—
Equipment	5	561	557
Intangible assets	6	1,751	1,701
Goodwill		22,705	23,370

Total Non-current Assets		25,267	25,628

TOTAL ASSETS		82,837	92,112

LIABILITIES
Current
Accounts payable and accrued liabilities		3,052	2,793
Current portion of contingent consideration payable	7	2,746	2,107

Total Current Liabilities		5,798	4,900

Non-current
Contingent consideration payable	7	770	1,094

Total Non-current Liabilities		770	1,094

TOTAL LIABILITIES		6,568	5,994

SHAREHOLDERS’ EQUITY
Share capital	8	101,603	100,676
Contributed surplus		124	124
Options reserve	8	11,733	7,158
Warrants reserve	8	11,224	11,166
Accumulated other comprehensive (loss) income		(668)	24
Deficit		(47,747)	(33,030)

TOTAL SHAREHOLDERS’ EQUITY		76,269	86,118

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		82,837	92,112

Corporate information and continuance of operations (note 1)

Commitments (note 11)

Subsequent events (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

These condensed interim consolidated financial statements were approved for issue on August 13, 2021 by the Board of Directors and signed on its behalf by:

/s/Paul Glavine Director	/s/ Eric So Director

CYBIN INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

		Three months ended June 30,
	Notes	2021	2020
REVENUE		—	864
COST OF GOODS SOLD		—	664

GROSS PROFIT		—	200

EXPENSES
Share-based compensation	8,9	4,773	2,487
General and administrative costs	10	6,190	1,228
Research		2,976	705

TOTAL EXPENSES		13,939	4,420

OTHER INCOME (EXPENSES)
Interest income		44	—
Accretion on convertible debt		—	(10)
Foreign currency translation loss		(49)	(133)
Contingent consideration accretion	7	(161)	—
Change in fair value of contingent consideration	7	(612)	—

TOTAL OTHER INCOME (EXPENSES)		(778)	(143)

NET LOSS FOR THE PERIOD		(14,717)	(4,363)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		(692)	—

COMPREHENSIVE LOSS FOR THE PERIOD		(15,409)	(4,363)

Basic loss per share for the period attributable to common shareholders		(0.09)	(0.07)

Diluted loss per share for the period attributable to common shareholders		(0.09)	(0.07)

Weighted average number of common shares outstanding – basic		157,711,518	60,703,392

The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share amounts)

(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Equity component of convertible debt	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$	$
Balance at March 31, 2020		56,503,570	2,187	7	64	—	—	(810)	—	1,448

Shares issued for cash net of share issuance costs – private placement		14,246,666	7,294	—	—	—	—	—	—	7,294
Reversal of share subscriptions		(2,799,985)	(700)	—	—	—	—	—	—	(700)
Issuance of convertible debt		—	—	—	—	15	—	—	—	15
Shares issued on conversion of debt		1,200,000	310	—	—	(15)	—	—	—	295
Founders’ round additional capital		—	164	—	—	—	—	—	—	164
Finders’ warrants		—	(89)	89	—	—	—	—	—	—
Share-based compensation		—	—	2,337	150	—	—	—	—	2,487
Net loss and comprehensive loss for the period		—	—			—	—	(4,363)	—	(4,363)

Balance as at June 30, 2020		69,150,251	9,166	2,433	214	—	—	(5,173)	—	6,640

Balance as at March 31, 2021		157,454,415	100,676	11,166	7,158	—	124	(33,030)	24	86,118

Shares issued on Adelia milestones	7, 8	157,771	458	—	—	—	—	—	—	458
Warrants exercised	8	256,031	286	(87)	—	—	—	—	—	199
Options exercised	8	325,000	223	—	(93)	—	—	—	—	130
Finders’ warrants	8	—	(40)	40	—	—	—	—	—	—
Share-based compensation	8, 9	—	—	105	4,668	—	—	—	—	4,773
Net loss for the period		—	—	—	—	—	—	(14,717)	—	(14,717)
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	—	(692)	(692)

Balance as at June 30, 2021		158,193,217	101,603	11,224	11,733	—	124	(47,747)	(668)	76,269

The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts expressed in thousands of Canadian dollars)

(Unaudited)

		Three months ended June 30,
	Notes	2021	2020
OPERATING ACTIVITIES
Net loss for the period		(14,717)	(4,363)
Adjustments for items not affecting cash:
Depreciation	5	38	—
Share-based compensation		4,773	2,487
Accretion of convertible debt		—	10
Contingent consideration accretion	7	161	—
Change in fair value of contingent consideration	7	612	—
Unrealized foreign currency translation loss		31	2

		(9,102)	(1,864)

Net changes in non-cash working capital items:
Accounts receivable		(346)	(368)
Prepaid expenses		309	(103)
Inventory		—	(558)
Accounts payable and accrued liabilities		259	1,289

Net cash flows used in operating activities		(8,880)	(1,604)

INVESTING ACTIVITIES
Purchase of investment		(250)	—
Purchase of intangible assets		(96)	—
Purchase of equipment		(49)	—

Net cash flows used in investing activities		(395)	—

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net		—	7,294
Issuance of convertible debt		—	300
Additional capital on founders’ round		—	164
Shares issued for cash - warrant exercise	8	199	—
Shares issued for cash - options exercise	8	130	—

Net cash flows from financing activities		329	7,758

Effects of exchange rate changes on cash		(5)	—

Change in cash		(8,951)	6,154
Cash and cash equivalents, beginning of period		64,026	1,545

Cash and cash equivalents, end of period		55,075	7,699

The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

1.	CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These condensed interim consolidated financial statements include the accounts of the Company’s six subsidiaries (together, with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) and Cybin IRL Limited. The Company’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.

Cybin carries on business through its wholly owned subsidiary Cybin Corp. Cybin Corp was incorporated under the Business Corporations Act (Ontario) on October 22, 2019. The Company is a biotechnology company focused on progressing psychedelic therapeutics. The Company is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.

These condensed interim consolidated financial statements as at, and for the three months ended, June 30, 2021 were approved and authorized for issue by the Board of Directors on August 13, 2021.

COVID 19-

In March 2020, the outbreak of the novel strain of corona virus, specifically identified as “COVID-19”, resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

Reverse takeover-

On November 5, 2020, Cybin (formerly Clarmin Explorations Inc.) completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among Cybin, Cybin Corp. and 2762898 Ontario Inc. (“SubCo”), a wholly-owned subsidiary of Cybin (the “Reverse Takeover”). The Reverse Takeover was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of Cybin. Effective November 5, 2020, Cybin completed a consolidation of its common shares on the basis of 6.672 old common shares into one new common share of Cybin (each, a “Common Share”). All shares and per share amounts have been restated to reflect the share consolidation retrospectively.

In accordance with IFRS 3, Business Combinations, the substance of the reverse takeover is a takeover of a non-operating company. The Reverse Takeover does not constitute a business combination as Clarmin Explorations Inc. did not meet the definition of a business under IFRS 3. As a result, the transaction has been accounted for as a capital transaction with Cybin Corp. being identified as the acquirer and the equity consideration being measured at fair value. The resulting consolidated financial statements are presented as a continuation of Cybin Corp. and comparative figures presented in the condensed interim consolidated financial statements are those of Cybin Corp.

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

Stock exchange listing –

On November 10, 2020, the Common Shares became listed for trading on the NEO Exchange under the trading symbol “CYBN”. On March 8, 2021, the Common Shares commenced trading on the OTCQB® Venture Market under the symbol “CLXPF”. On August 5, 2021, the Common Shares commenced trading on the NYSE American LLC under the symbol “CYBN” and concurrently ceased trading on the OTCQB® Venture Market under the symbol “CLXPF” (see note 15).

Acquisition –

On December 14, 2020, the Company completed its acquisition of Adelia by issuing shares of Cybin US that are exchangeable into Common Shares (the “Adelia Transaction”). These Cybin US exchangeable shares were issued in place of Common Shares to permit the deferral of US tax by the former shareholders of Adelia. These condensed interim consolidated financial statements reflect these Cybin US exchangeable shares as if they have already been exchanged for Common Shares.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements for the three months ended June 30, 2021 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2021.

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2021.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.

These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US	U.S. dollars	100%[1]
Adelia	U.S. dollars	100%
Cybin IRL Limited	U.S. dollars	100%[2]

[1]	For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain former shareholders of Adelia hold non-voting shares in Cybin US.
[2]	Cybin IRL Ltd. was not active as of June 30, 2021 and therefore no balances were consolidated in these financial statements.

Significant accounting policies

These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2021.

Use of significant estimates and assumptions

The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2021.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at June 30, 2021, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on these condensed interim consolidated financial statements of the Company.

3.	CASH AND CASH EQUIVALENTS

As at	June 30, 2021	March 31, 2021
	$000’s	$000’s
Cash in bank	5,075	64,026
Redeemable GICs earning interest at a rate of 0.40% and maturing on May 12, 2022	50,000	—

Total	55,075	64,026

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

4.	INVESTMENTS

On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited (“RxLive”) whereby the Company purchased $250 of 10.0% unsecured convertible redeemable debentures (the “Rx Debentures”). RxLive is a UK-based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of prescription medication. The Rx Debentures mature and become due on June 8, 2022, unless any equity financing is completed by 1301376 B.C. Ltd. (“Finco”) concurrent with a go public transaction, in which case the Rx Debentures automatically convert into units at a price of equal to 80% of the offering price. Each unit is to consist of one common share of Finco (a “Finco Share”) and one Finco Share purchase warrant, with each warrant being exercisable to acquire one Finco Share at a price equal to 125% of the conversion price (the “Rx Conversion Feature”). As a result of the transaction, the Company recorded a hybrid financial instrument representing the Rx Debentures and the Rx Conversion Feature (the “Rx Hybrid Instrument”). The fair value of the Rx Hybrid Instrument was $250 determined by the sum of the fair values of the Rx Debenture and Rx Conversion Feature derived respectively using the discounted cash flow approach and the Black-Scholes model.

Concurrent with the purchase of the Rx Debentures, the Company entered into a side letter to be the exclusive partner for RxLive’s products and services in the psychedelics space. In addition, Cybin has agreed to participate in a private placement of subscription receipts of Finco in an amount of up to $500 and also has a right of first refusal to purchase any new securities of RxLive until the completion of certain events described in the side letter (together, the “RxLive Derivatives”).

5.	EQUIPMENT

Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2021	470	141	611
Additions	8	41	49
Effect of foreign exchange	(7)	—	(7)

Balance as at June 30, 2021	471	182	653

Accumulated Depreciation

Balance as at March 31, 2021	39	15	54
Depreciation charge	24	14	38
Effect of foreign exchange	—	—	—

Balance as at June 30, 2021	63	29	92

Net book value as at March 31, 2021	431	126	557

Net book value as at June 30, 2021	408	153	561

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

6.	INTANGIBLE ASSETS

Cost	Patents	Software	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2021	1,701	—	1,701
Additions	81	15	96
Effect of foreign exchange	(46)	—	(46)

Balance as at June 30, 2021	1,736	15	1,751

7.	CONTINGENT LIABILITIES

Former Adelia shareholders –

The Company has commitments to the former shareholders of Adelia based on milestone achievements. Milestone payments are earned and paid quarterly over the next two years. The discounted fair value of these payments are as follows:

$000’s
2022	2,746
2023	770

Balance as at June 30, 2021	3,516

The following table presents the change in the carrying value of the contingent consideration during the year.

$000’s
Balance as at March 31, 2021	3,201
Milestone achieved	(458)
Change in fair value	612
Accretion expense	161

Balance as at June 30, 2021	3,516

As a result of changes in fair value of the contingent liabilities, during the three-month period ended June 30, 2021, the Company recorded an expense of $612 in the statement of loss as “Change in fair value of contingent consideration”. In addition, the Company recorded an accretion expense of $161 in the statement of loss as “Contingent liability accretion”.

Other contingent liabilities –

The Company is currently involved in settlement negotiations in connection with the dismissal of a former employee. Management is of the opinion that any resulting settlement would not materially affect the Company’s consolidated financial position or financial results.

8.	SHARE CAPITAL

a)	Authorized share capital

Unlimited number of Common Shares and an unlimited number of preferred shares without par value.

b)	Issued share capital

On June 24, 2021 Adelia completed the remaining requirements of the second milestone. Accordingly, 15,777.10 Cybin US class B shares (“Class B Shares”) were issued to the Adelia Shareholders, amounting to $458. The Class B Shares are exchangeable for a total of 157,771 Common Shares, representing an effective issue price of $2.90 per Common Share. As at June 30, 2021, 978,020.4 Class B Shares were outstanding, which are exchangeable for a total of 9,780,204 Common Shares. No Class B Shares are exchangeable prior to the first anniversary of closing of the Adelia Transaction, and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to the second anniversary of the Adelia Transaction; (ii) 66 2/3% of the

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

Class B Shares are to be exchangeable prior to the third anniversary of the Adelia Transaction; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable.

As at June 30, 2021, the Company has 25,091,534 Common Shares held in escrow (March 31, 2021 - 37,637,300).

c)	Warrants

The continuity of the outstanding warrants is as follows:

	Number of Warrants	Weighted average exercise price
		$
As at April 1, 2021	29,564,977	1.15
Exercised	(256,031)	0.75

Outstanding as at June 30, 2021	29,308,946	1.16

Exercisable as at June 30, 2021	26,758,946	1.23

During the three-month period ended June 30, 2021, 256,031 warrants were exercised by various holders for aggregate proceeds to the Company of $199.

The following summarizes information about warrants outstanding at June 30, 2021:

	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining of outstanding contractual life
Expiry date				$$000’s	Years
28-Feb-22	32,500	32,500	0.25	4	0.67
15-Jun-22	2,018,000	768,000	0.25	160	0.96
16-Jun-22	70,803	70,803	0.64	21	0.96
26-Jun-22	199,275	199,275	0.64	58	0.99
19-Oct-22	135,253	135,253	0.75	49	1.30
03-Nov-22	1,955,000	1,955,000	0.75	666	1.35
01-Feb-24	7,623,000	7,623,000	3.25	5,899	2.60
04-Feb-24	868,740	868,740	2.25	970	2.60
15-Jun-25	14,350,000	13,850,000	0.25	2,577	3.96
20-Aug-25	2,000,125	1,200,125	0.64	794	4.14
14-Sep-25	56,250	56,250	0.64	26	4.21

	29,308,946	26,758,946	1.23	11,224	3.16

As at June 30, 2021, the Company has 6,250,063 warrants held in escrow (March 31, 2021 - 9,375,094).

The Company recognized share-based payments expense related to the issuance of warrants for the three-month period ended June 30, 2021 of $105.

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

d)	Stock options

On November 5, 2020, Cybin adopted a new equity incentive plan. Under the Company’s equity incentive plan, the Board of Directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares of the Company at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors.

The changes in options are as follows:

	Number of Options	Weighted average exercise price
		$
As at April 1, 2021	22,032,452	1.01
Granted	3,834,000	2.90
Exercised	(325,000)	0.40

Outstanding as at June 30, 2021	25,541,452	1.30

Exercisable as at June 30, 2021	9,707,335	0.98

On June 28, 2021, the Company granted 3,259,000 options to purchase up to: 1,975,000 Common Shares to executive officers, 1,090,000 Common Shares to employees, and 194,000 Common Shares to consultants, with an exercise price of $2.90 per Common Share and vesting over a 24-month period expiring June 28, 2026. On the same date, the Company granted 550,000 options to purchase 550,000 Common Shares to consultants with an exercise price of $2.90 per Common Share and vesting over a 12-month period expiring June 28, 2026. In addition, the Company granted 25,000 options to purchase 25,000 Common Shares to a consultant that vested immediately with an exercise price of $2.90 expiring June 28, 2026.

The estimated grant date fair value of the 3,834,000 options granted on June 28, 2021 was determined to be $7,994, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.98%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.90
Exercise price	$2.90

During the three-month period ended June 30, 2021, 325,000 options were exercised by various holders for aggregate proceeds to the Company of $130.

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

The following summarizes information about stock options outstanding on June 30, 2021:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
November 27, 2022	0.91	200,000	200,000	1.41	91
December 11, 2022	0.67	59,952	59,952	1.45	23
February 27, 2025	0.25	325,000	325,000	3.67	47
June 15, 2025	0.25	2,350,000	1,431,250	3.96	354
July 22, 2025	0.64	375,000	125,000	4.06	116
October 12, 2025	0.75	3,000,000	1,125,000	4.29	1,196
November 4, 2025	0.75	6,000,000	2,250,000	4.35	2,350
November 13, 2025	0.88	500,000	187,500	4.38	226
December 11, 2025	1.48	700,000	262,500	4.45	501
December 14, 2025	1.74	2,264,100	846,536	4.46	1,882
December 28, 2025	1.89	760,000	285,000	4.50	668
January 2, 2026	1.89	225,000	56,250	4.51	195
February 15, 2026	2.03	170,000	33,125	4.63	114
February 16, 2026	2.03	150,000	37,500	4.64	110
March 10, 2026	1.39	1,870,900	1,433,972	4.70	1,508
March 15, 2026	1.55	300,000	75,000	4.71	170
March 28, 2026	1.36	2,075,000	875,000	4.75	1,170
March 29, 2026	1.32	37,500	37,500	4.75	36
March 31, 2026	1.35	345,000	36,250	4.75	108
June 28, 2026	2.90	3,834,000	25,000	5.00	868

		25,541,452	9,707,335	4.45	11,733

The Company recognized share-based payments expense related to the issuance of stock options for the three-month period ended June 30, 2021 of $4,668.

As at June 30, 2021, the Company has 5,650,000 options held in escrow (March 31, 2021 - 8,475,000).

The outstanding options and warrants disclosed above were anti-dilutive for the current period and did not impact the calculation of the loss per share.

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

The remuneration of key management personnel for the three-month period ended June 30, 2021 are as follows:

	2021	2020
	$000’s	$000’s
Consulting fees, payroll and other benefits	1,123	271
Share-based payments
Options	2,112	74
Warrants	41	2,174

Total	3,276	2,519

10.	GENERAL AND ADMINISTRATIVE EXPENSES

For the three-month period ended	June 30, 2021	June 30, 2020
	$000’s	$000’s
Marketing	2,959	169
Payroll, consulting and benefits	1,224	473
Professional and consulting fees	1,068	555
Office and administration	838	31
Listing fees	101	—

Total	6,190	1,228

11.	CONTRACTS AND COMMITMENTS

On July 3, 2020, Cybin Corp. entered into a feasibility agreement (the “IntelGenx Agreement”) with IntelGenx Corp. (“IntelGenx”). IntelGenx is a TSX-listed drug delivery company that owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients. The Company has committed to fund an additional $178 for research and development, of which $60 has been paid by June 30, 2021.

In connection with the investment in RxLive, Cybin has agreed to participate in a private placement of subscription receipts of Finco in an amount of up to $500.

As at June 30, 2021, the Company had also entered into agreements for preclinical studies which may require the Company to spend up to an additional $6,318 (US$5,098). The Company expects to pay this amount within the next 18 months, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the preclinical studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the study.

12.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk.

The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

The Company’s capital structure includes the following:

As at	June 30, 2021	March 31, 2021
	$000’s	$000’s
Shareholders’ equity comprised of:
Share Capital	101,603	100,676
Contributed Surplus	124	124
Options reserve	11,733	7,158
Warrants reserve	11,224	11,166
Accumulated other comprehensive income (loss)	(668)	24
Deficit	(47,747)	(33,030)

Total	76,269	86,118

The Company’s objectives when managing capital are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.

The Company’s capital management objectives, policies and processes generally remained unchanged during the three-month period ended June 30, 2021.

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

The Company has classified its financial instruments as follows:

As at	June 30, 2021	March 31, 2021
	$000’s	$000’s
Financial assets, measured at fair value:
Cash and cash equivalents	55,075	64,026
Investments	250	—
Financial assets, measured at amortized cost:
Interest receivable	23	—
Financial liabilities, measured at fair value:
Contingent consideration payable	3,516	3,201
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	3,052	2,793

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

The carrying value of the Company’s financial instruments approximate their fair value.

Fair value Hierarchy of Financial Instruments

The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The investments in 3W Wellness Inc. and RxLive Limited and the contingent liabilities are classified as Level 3.

There were no transfers between levels of the fair value hierarchy for the three-month period endedJune 30, 2021.

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value as at		Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
	June 30, 2021 000’s	March 31, 2021 000’s
3W Wellness Inc.	—	—	Risk adjusted discount rate	10%	Increase/decrease in the risk adjusted discount rate by 1% would not have a material effect on the fair value of the investment
Rx Hybrid Instrument and RxLive Derivatives	250	—	Fair value rate of loan and conversion feature	10%	Increase/decrease in the fair value rate by 1% would not have a material effect on the fair value of the investment

Financial risk management

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at June 30, 2021, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.

As at June 30, 2021, the Company had cash and cash equivalents of $55,075 (March 31, 2021 - $64,026) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $3,052 (March 31, 2021 - $2,793), all amounts are due within the next 12 months. In addition, the Company has agreed to participate in a private placement of subscription receipts of Finco in an amount of up to $500.

Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at June 30, 2021, the Company has determined its exposure to interest rate risk is minimal.

Currency risk

The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

The Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s
Cash	483
Accounts payable and accrued liabilities	(518)

(35)
Foreign currency rate	1.2394

Equivalent to Canadian dollars	(43)

Based on the above net exposures as at June 30, 2021, and assuming that all other variables remain constant, a 10% change of the USD against the CAD would impact net loss by approximately by $4.

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

14.	INCOME TAX

Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

	For the three-months ended June 30, 2021	For the three-months ended June 30, 2020
Net loss and comprehensive loss before income taxes	$14,717	$4,363

Expected recovery at statutory rate	3,900	1,156
Share-based compensation	(1,265)	(659)
Difference between Canadian and foreign tax rates	(116)	—
Accretion on convertible note	—	(3)
Non-deductible expenses	(266)	—
Change in unrecognized deferred tax assets	(2,253)	(494)

Income tax recovery	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

As at	June 30, 2021	March 31, 2021
Non-capital loss carryforwards	$8,210	$5,660
Share issuance costs	861	1,126
Depreciation/CCA differences	(47)	12
Other	50	23

	9,074	6,821
Valuation allowance	(9,074)	(6,821)

	$—	$—

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company will be able to use these benefits.

Non-capital loss balance

As at June 30, 2021, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiry	$
2040	740
2041	19,373
2042	8,086

28,199

CYBIN INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and June 30, 2020

(All amounts expressed in thousands of Canadian dollars, except share and per share amounts and those amounts indicated as being in US dollars, which are in thousands of US dollars)

(Unaudited)

As at June 30, 2021, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

Year of expiry	$
2041 - Pre-acquisition loss generated up to December 4, 2020	1,208
2041 - Loss generated in the period from December 4, 2020 to March 31, 2021	1,572
2042 - Loss generated in the three-month period ended June 30, 2021	2,382

5,162

Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at June 30, 2021, the annual limitation was $136.

Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.

15.	SUBSEQUENT EVENTS

Exercised Securities

During the period from July 1, 2021 to August 13, 2021, holders of options and warrants exercised securities resulting in the issuance of 1,112,605 Common Shares for gross proceeds of approximately $1,979.

Public Offering

On August 3, 2021, the Company completed a public offering of 10,147,600 Common Shares at a price of $3.40 per Common Share for gross proceeds of $34,502 pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated July 5, 2021.

In connection with the public offering, the Company paid the underwriters a cash commission of $2,240 and issued 658,860 compensation options of the Company, with each compensation option being exercisable to acquire one Common Share at a price of $3.40 for a period of 24 months.

NYSE American Listing

On August 5, 2021, the Common Shares commenced trading on the NYSE American LLC stock exchange (the “NYSE American”) under the symbol “CYBN”. Concurrent with the commencement of trading on the NYSE American, the Common Shares ceased to be quoted on the OTCQB® Venture Market.

Adelia Milestone

On August 12, 2021, Adelia completed a portion of certain milestones for Year 1 Q3 (i)-(iii) and Year 1 Q4 (i) and (iii), as contemplated by the terms of the contribution agreement. Accordingly, Class B Shares having an aggregate value of $633 became due to be issued to the Adelia Shareholders, at a price per share to be determined in accordance with the terms of the contribution agreement and applicable securities laws.

Warrant Settlement Agreement

On August 13, 2021, the Company entered into a settlement agreement with a former consultant (the “Agreement”). Pursuant to the Agreement, the Company amended the vesting criteria for 2,000,000 share purchase warrants issued on June 15, 2020, exercisable at a price of $0.25 per Common Share until June 15, 2022 (the “Purchase Warrants”) from performance based vesting to time-based vesting in accordance with the following schedule: 250,000 Purchase Warrants vesting on November 27, 2020; 250,000 Purchase Warrants vesting on February 27, 2021; 250,000 Purchase Warrants vesting on May 27, 2021; 250,000 Purchase Warrants vesting on August 27, 2021; 250,000 Purchase Warrants vesting on November 27, 2021; 250,000 Purchase Warrants vesting on February 27, 2022; and 500,000 Purchase Warrants vesting on May 27, 2022. This amendment to the vesting criteria of the Purchase Warrants has resulted in a change in the forfeiture rate.